IntelGenx Technologies Corp.
6425 Abrams, Ville Saint Laurent
Quebec H4S 1X9, Canada

September 6, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn.:	Jeffrey P. Riedler, Assistant Director
Rose Zukin, Staff Attorney

Re:	IntelGenx Technologies Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 29, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 10, 2011
File No. 000-31187

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed on March 29, 2011, and Quarterly Report on Form 10-Q for the three months ended March 31, 2011 filed on May 10, 2011, of IntelGenx Technologies Corp. (the “Company”) by letter dated August 31, 2011 to Mr. Paul A. Simmons, the Company’s Chief Financial Officer, and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission’s letter. For your convenience, we have also inserted each of your comments above the corresponding response.

Form 10-K for the fiscal year ended December 31, 2010

Business
Product Portfolio, page 5

1.	Comment:

We note your response to Comment 2 and reissue the Comment. Although you had no assurance or expectation of Gesticare’s ability to generate revenue growth at the time the agreement with Azur Pharma was executed in December 2007, and subsequent to that time, the license and development agreement with Azur Pharma appears to be material. We note that Gesticare is your only commercially-launched product, and that the royalty revenue from sales of Gesticare accounted for 24% of your revenues in 2010.

Please amend your Form 10-K for the fiscal year ended December 31, 2010 to describe the material terms of the license and development agreement with Azur Pharma, including each party’s rights and obligations under the agreement, payment provisions, duration, termination provisions and all other material terms. Please also file the agreement as an exhibit.

Response:

The Company will revise page 5 of its Form 10-K for the fiscal year ended December 31, 2010 to include the following description of the license and development agreement with Azur Pharma:

“INT0006/2005. On December 10, 2007, we entered into a license and development agreement with Azur Pharma for the development and manufacture of a prenatal vitamin supplement using product specific intellectual property that we developed. Under the terms of the agreement, Azur Pharma has obtained certain exclusive rights to market and sell the product using our proprietary, controlled-release delivery technology in the United States. The term of the agreement is 15 years from the effective date of May 1, 2007, unless otherwise terminated in the event of, without limitation (i) failure by either us or Azur Pharma to perform our respective obligations under the agreement; (ii) if either party files a petition for bankruptcy or insolvency or otherwise winds up, liquidates or dissolves its business, or (iii) otherwise by mutual consent of the parties. The agreement also contains customary confidentiality, indemnification and intellectual property protection provisions.

The product was launched in the United States during the fourth quarter of 2008 under the brand name Gesticare®. As of December 31, 2010, we have received upfront, milestone and development fees totaling approximately $1.4 million and royalty income totaling approximately $0.5 million.”

Please note that, immediately upon filing the Form 10-K/A, the Company will submit to the Commission pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended, and Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, an application for confidential treatment relating to portions of the license and development agreement with Azur Pharma reflecting certain financial terms, payment provisions and proprietary information of the Company. A redacted version of the agreement will be filed as Exhibit 10.1 to the Form 10-K/A. The revised disclosure set forth above does not include the specific terms pursuant to which the Company will seek confidential treatment.

* * * * *

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Paul A. Simmons

Paul A. Simmons
Chief Financial Officer